SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ______ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com May 25, 2012

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Via EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Human Genome Sciences, Inc.
Schedule 14D-9
Filed May 17, 2012
File No.: 5-45295

Dear Ms. Duru:

On behalf of Human Genome Sciences, Inc. (the “Company” or “HGS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated May 22, 2012 (the “Comment Letter”) relating to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on May 17, 2012 (File No. 5-45295) (the “Schedule 14D-9”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Mellissa Campbell Duru

May 25, 2012

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Schedule 14D-9 reflecting, as appropriate, the responses to the Staff’s comments contained herein. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Schedule 14D-9.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation, page 19

1.	We note the assertions made throughout the recommendation statement that make predictions regarding the future value, performance and success of the company’s current marketable drugs and pipeline drugs. Please revise the recommendation statement throughout to clarify wherever applicable that the company cannot guarantee or be assured of its future performance.

Response: The Company respectfully advises the Staff that, after careful review of the section of the Schedule 14D-9 entitled “Reasons for the Recommendation” and consideration of the Staff’s comment, the Company believes that the forward-looking statements in this section are appropriately qualified such that it is clear that they are expressions of the Board’s beliefs and views and not guarantees and assurances regarding the future value and success of the Company’s marketable and pipeline drugs. The Company notes that in this section there are multiple references to the “Board believes” or words of similar import that clearly convey that the statements within such section are based on the Board’s beliefs. In addition, when describing BENLYSTA and darapladib, the Company also appropriately qualifies forward-looking statements with language such as “growth opportunities,” “market opportunity,” “upside potential,” and “approximately,” which language conveys a sense of subjectivity, and words such as “if approved,” and “should it be successful,” which language conveys that there is no guarantee of success. The Company believes that it is clear from the context that the reasons for the Board’s recommendation are based on the Board’s belief and not necessarily on matters of absolute fact. In addition, the Company believes it would be confusing to investors to restate the text of this section with added language that performance cannot be guaranteed; however, the Company undertakes in future filings to add such reference where statements are made as to the future value, performance and success of the Company’s marketable and pipeline drugs.

The Company also cautions stockholders in the section captioned “Cautionary Statement Concerning Forward-Looking Statements” in Item 8 of the Schedule 14D-9 that forward-looking statements are based on the Company’s current intentions, beliefs and expectations regarding future events and that actual results could differ materially from the Company’s expectations. The Company has also

Mellissa Campbell Duru

May 25, 2012

revised this statement to clarify that the Company cannot guarantee or be assured of the future performance, market opportunity, revenue, costs or value projections of the Company’s pipeline drugs.

(8) HGS has received inadequacy opinions from its financial advisors, page 20

2.	We note the consideration given to the inadequacy opinions provided to the Board by Credit Suisse and Goldman Sachs, each dated May 16, 2012. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Response: The Company has given consideration to the appropriateness of summarizing in the Schedule 14D-9 the Company’s discussions with Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. (the “Financial Advisors”) in greater detail and attaching any written analyses and presentation materials used by the Financial Advisors in issuing their advisory services to the Board. For the reasons outlined below, and after consultation with the Company’s outside counsel, as well as discussions with the Financial Advisors and their counsel, the Company continues to believe that it is not necessary or appropriate to provide any additional disclosure regarding these discussions or to attach these analyses or presentation materials to the Schedule 14D-9.

First, the Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the reasons for the Board’s recommendation. Notably, the Financial Advisors’ opinions were only one of several factors that the Board considered in making its recommendation. Further, the full text of such opinions, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, were included as annexes to the Schedule 14D-9 and mailed to the Company’s stockholders. The Company respectfully submits that additional disclosures regarding these matters are not necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading, nor does the Company believe such additional disclosures are necessary to make the included disclosure materially complete.

Moreover, the Company believes that summarizing its discussions with the Financial Advisors in the Schedule 14D-9 and/or attaching to the Schedule 14D-9 copies of the Financial Advisors’ written analyses and presentation materials would be detrimental to the interests of the Company’s stockholders. The Company is currently engaged in a strategic alternative review process and the Company’s negotiating leverage in discussions or negotiations with GlaxoSmithKline and other

Mellissa Campbell Duru

May 25, 2012

potential acquirors could be dramatically reduced if the full analyses of the Financial Advisors, which include financial analyses concerning the Company, were made public. Under such circumstances, the Company and its advisors would have a more difficult time conducting a robust process to maximize stockholder value.

Finally, based on a review of relevant precedent, the Company is not aware of any Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer where, while the offer remained hostile, disclosure was included in a Schedule 14D-9 regarding the analyses of a target company’s financial advisor or where such analyses or related presentation materials were attached as exhibits. See, for example, the Schedules 14D-9 and amendments thereto filed by: Airgas Inc. in connection with the tender offer made by Air Products & Chemicals Inc.; Casey’s General Stores, Inc. in connection with the tender offer made by Alimentation Couche-Tard Inc.; Commercial Metals Company in connection with the tender offer made by Icahn Enterprises Holdings L.P.; CVR Energy, Inc. in connection with the tender offer made by Icahn Enterprises Holdings L.P.; Facet Biotech Corporation in connection with the tender offer made by Biogen Idec Inc.; Genzyme Corporation in connection with the tender offer made by Sanofi-Aventis; Illumina, Inc. in connection with the tender offer made by Roche Holding Ltd; Potash Corporation of Saskatchewan Inc. in connection with the tender offer made by BHP Billiton plc; Temple-Inland Inc. in connection with the tender offer made by International Paper Company; and Vulcan Materials Company in connection with the tender offer made by Martin Marietta Materials, Inc. The Company believes that this review reflects both the lack of a specific item requirement in Schedule 14D-9 and a consensus that disclosures of this type would strategically benefit the hostile bidder and provide it with information that could not otherwise be acquired, and thus such disclosure would be detrimental to the interests of the target company’s stockholders.

Item 5. Person/Assets, Retained, Employed, Compensated or Used, page 23

Capped Call Transactions, page 25

3.	We note that the amount of exposure Goldman Sachs has as a counterparty will be affected by, among other things, the ultimate cash out price received per share, which in turn, will impact the size of the Cancellation Payment it may need to make to the company. With a view toward revised disclosure, supplementally advise us of the range of adjustments to the capped call transaction that have been proposed by Goldman Sachs to date. With a view toward revised disclosure, please advise us of how the proposed adjustments impact the overall amount of the Cancellation Payment Goldman Sachs would pay and how the Cancellation Payment would compare (i.e. if netted against) the amount of the transaction fee receivable by Goldman Sachs in connection with the consummation of the Offer.

Response: As indicated in the Schedule 14D-9, prior to filing the Schedule 14D-9, the Company had received preliminary information from Goldman Sachs regarding a possible adjustment as a result of the April 19, 2012 announcement that it had received an unsolicited proposal from GSK. Subsequent to the filing (and prior to the Company’s receipt of the SEC’s comment letter with respect thereto), Goldman Sachs advised the Company that it is the current intention of Goldman Sachs not to make a current adjustment as a result of the April 19, 2012 announcement, but rather to defer any adjustment at this time. The Company cannot accurately predict the ultimate amount of any Cancellation Payment that would be owed to it by Goldman Sachs upon the sale of the Company. The Company does expect that if the proposed Offer were consummated at the offer price of $13.00 per share, the amount of the Cancellation Payment that would be owed to the Company by Goldman Sachs would be less than $23 million. Moreover, as described in the Schedule 14D-9, Goldman Sachs has informed us that it has been regularly hedging its exposure to the price of the shares of the Company’s common stock as a result of the capped call transactions and Goldman Sachs’ ordinary practice would be to continue to regularly hedge this exposure. Goldman Sachs’ hedging is intended to substantially neutralize Goldman Sachs’ exposure as a result of the capped call transactions to changes in the price of the Company’s shares, including any increase to the Cancellation Payment that would result from a higher transaction price, after taking into account its rights and obligations under the terms of the capped call transactions, including potential adjustments. This type of hedging is typically designed by Goldman Sachs to offset any significant gains or losses to Goldman Sachs from the capped call transactions as a result of fluctuations in the price of the Company’s shares, including fluctuations relating to the Offer. As a consequence of such hedging transactions, increases in the price of the Company’s shares which cause an increase in the value of Goldman Sachs’ obligations under the capped call transactions are largely offset by the increased value to Goldman Sachs on its hedge position. Conversely, decreases in the price of the Company’s shares which reduce the value of Goldman Sachs’ obligations under the capped call transactions are largely offset by decreases in the value of Goldman Sachs’ hedge positions. Therefore the magnitude of any payment by Goldman Sachs in respect of the capped call transactions is not indicative of the magnitude of any profit or loss by Goldman Sachs. Finally, the financial advisory services that Goldman Sachs is providing the Company in connection with the Offer and any potential transaction are being provided by its Investment Banking Division. As such, any transaction fee payable by the Company would be paid to Goldman Sachs’ Investment Banking Division. The capped call transactions were separately entered into between the Company and the Securities Division of Goldman Sachs in November 2011, and any Cancellation Payment would be made by that division, not the Investment Banking

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May 25, 2012

Division. Furthermore, in accordance with industry practices, Goldman Sachs maintains customary institutional information barriers between its Investment Banking Division and the personnel in its Securities Division. In light of the fact that the transaction fee and the Cancellation Payment are being paid to/by separate divisions of Goldman Sachs divided by informational barriers, pursuant to separate arrangements, we do not believe it is appropriate to compare the amount of any transaction fee with the amount of any Cancellation Payment.

In connection with the foregoing, the Company intends to amend the Schedule 14D-9 to state that Goldman Sachs has advised the Company that its current intention is not to make a current adjustment as a result of the April 19, 2012 Announcement Event, but rather to defer any adjustment at this time.

Cautionary Statement Concerning Forward Looking Statements, page 35

4.	We note the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Schedule 14D-9, exhibits to the Schedule 14D-9 and/or press releases. Please note that such safe harbor provisions relating to forward-looking statements do not apply to statements made in connection with tender offers. See Section 21E(b)(2)(C) of the Exchange Act. Please revise your filing to make clear that the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements you make in connection with the offer. Additionally, please confirm supplementally that you will make these clarifications in all future filings that are made in connection with the offer, whether they include press releases, investor presentations or correspondence.

Response: The Company has revised the disclosure on page 35 of the Schedule 14D-9 captioned “Cautionary Statement Concerning Forward-Looking Statements” to remove any reference to the Private Securities Litigation Reform Act of 1995, as amended (the “PSLRA”). The Company supplementally confirms to the Staff that the forward-looking statements legends on all future filings made in connection with the tender offer will not have any reference to the PSLRA.

Closing Comments

In response to the Staff’s request, the Company acknowledges: (i) that it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber